EXHIBIT 99.1

ECMOHO Receives Approval to Transfer to Nasdaq Capital Market

SHANGHAI, China, March 17, 2022 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), an integrated solutions provider in the health and wellness market in China, today announced that on March 16, 2022, the Listing Qualifications department of the Nasdaq Stock Market LLC (“Nasdaq”) approved the Company’s request to transfer the listing of the Company’s American Depositary Shares (the “ADSs”) from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer is expected to take effect at the opening of business on March 17, 2022. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to have any impact on trading in the Company’s ADSs. The Company’s ADSs will continue to trade uninterruptedly under the symbol “MOHO.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As previously disclosed, on September 16, 2021, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was given a period of 180 calendar days, or until March 15, 2022, to regain compliance with the minimum bid price requirement. In response, the Company submitted an application to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market.

As a result of the transfer to the Nasdaq Capital Market, Nasdaq granted the Company a second period of 180 calendar days, or until September 12, 2022, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to September 12, 2022. As required by Nasdaq, the Company confirmed that it would implement a reverse stock split or ADS ratio change, if necessary, to regain compliance with the minimum bid price requirement.

The Company intends to continue to actively monitor the minimum bid price requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

About ECMOHO Ltd.

ECMOHO is an integrated solutions provider in the health and wellness market in China. The Company curates and sells the best global brands and quality products to Chinese health-conscious consumers. ECMOHO’s technology, network and expertise in marketing and distribution empower it to connect families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to our devoted consumers to sustain health. For more information, please visit http://ir.ecmoho.com/

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Any statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Mr. Gary Xu
Email: IR@ecmoho.com